UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 Printware, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------

                         (Title of Class of Securities)

                                   742580 10 3
              ----------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement [ __ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                             Page 2 of 5 pages


                                  SCHEDULE 13G
                                  ------------

CUSIP NO.     742580 10 3
           ------------------------------

1.       NAME OF REPORTING PERSON:  Deluxe Corporation
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  41-021680

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)  [ ___ ]
                                                                  (b)  [ ___ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         MINNESOTA

                                                   5.   SOLE VOTING POWER
                   NUMBER OF                            -0-
                    SHARES
                  BENEFICIALLY                     6.   SHARED VOTING POWER
                    OWNED BY                            -0-
                      EACH
                   REPORTING                       7.   SOLE DISPOSITIVE POWER
                     PERSON                             -0-

                                                   8.   SHARED DISPOSITIVE POWER
                                                        -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         -0-

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*     [___]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         -0-

12.      TYPE OF REPORTING PERSON*
         CO

                                           *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                             Page 3 of 5 pages


ITEM 1(a).        Name of Issuer
                  -------------------

                  Printware, Inc. (the "Issuer") Common Stock, no par value


ITEM 1(b).        Address of Issuer's Principal Executive Offices
                  ----------------------------------------------------------
                  1270 Eagan Industrial Road
                  St. Paul, MN  55121


ITEM 2(a).        Name of Person Filing
                  ---------------------------
                  Deluxe Corporation

ITEM 2(b).        Address of Principal Business Office
                  ---------------------------------------------
                  3680 Victoria Street North
                  Shoreview, MN  55126

ITEM 2(c).        Citizenship
                  --------------
                  Organized in Minnesota

ITEM 2(d).        Title of Class of Securities
                  --------------------------------
                  Common Stock, $0 par value

ITEM 2(e)         CUSIP Number
                  --------------------
                  742580 10 3

ITEM 3.           Identification
                  -----------------


ITEM 4.           Ownership
                  ----------------

         (a)      Amount Beneficially Owned
                  -0-



         (b)      Percent of Class
                  -0-



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                                                             Page 4 of 5 pages

         (c)      Number of Shares as to Which Such Person Has:

                  (i)    sole power to vote or to direct the vote
                         -0-

                  (ii)   shared power to vote or to direct the vote -0-

                  (iii) sole power to dispose or to direct the disposition of -0-

                  (iv) shared power to dispose or to direct the disposition of -0-

ITEM 5.           Ownership of Five Percent or Less of a Class
                  --------------------------------------------------------
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person
                  -------------------------------------------------------------



ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
                  -------------------------------------------------------------



ITEM 8.           Identification and Classification of Members of the Group
                  ---------------------------------------------------------



ITEM 9.           Notice of Dissolution of Group
                  ------------------------------


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                                                             Page 5 of 5 pages



ITEM 10.          Certification
                  ---------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 2, 1999             DELUXE CORPORATION


                                   /s/    John A. Blanchard III
                                   --------------------------------------------
                                  By:   John A. Blanchard III
                                         President and Chief Executive Officer